GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

03032749

7 October 2003

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Exemption File 82-5204

SUPPL

SEC MAIL RECEIVED
OCT 16 2003
WASH. D.C. 181 SECTION

Dear Sirs,

GKN plc Listing announcement
Notification of major interests in shares

For your information I enclose copies of the above announcements.

Yours faithfully,

S. DePotter

pp **David Pavey**
Assistant Company Secretary

Enc.

dlw 10/23

COMPLIANCE/SEC/COR/notification of press release

GKN plc is registered in England No. 4191106

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company GKN PLC	**2. Name of shareholder having a major interest** AVIVA PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 HOLDING OF SHAREHOLDER NAMED IN 2 ABOVE	**4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them** BNY NORWICH UNION NOMINEES LTD - 8,243,527 CHASE GA GROUP NOMINEES LTD - 10,721,698 CHASE NOMINEES LTD - 1,558,810 CUIM NOMINEE LTD - 7,661,701 RBSTB NOMINEES LTD - 922,327 BT GLOBENET NOMINEES LTD - 10,280 HIBERNIAN INVESTMENT MANAGERS LTD - 140,882

5. Number of shares/amount of stock acquired	**6. Percentage of issued class**	**7. Number of shares/amount of stock disposed** 699,589	**8. Percentage of issued class** 0.1%

9. Class of security ORDINARY SHARES OF 50P EACH	**10. Date of transaction** 2 OCTOBER 2003	**11. Date company informed** 6 OCTOBER 2003

12. Total holding following this notification 29,259,225	**13. Total percentage holding of issued class following this notification** 3.99

14. Any additional information	**15. Name of contact and telephone number for queries** PHIL HIGGINS SENIOR SECRETARIAL ASSISTANT 01527 533 235

16. Name and signature of authorised company official responsible for making this notification PHIL HIGGINS
Date of notification 6 OCTOBER 2003

7 October 2003

GKN plc ("the Company")

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 715,000 Ordinary shares of 50p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 9 October 2003 and trading will commence on 10 October 2003.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):

Scheme(s)	Shares
GKN SAYE Share Option Scheme 2001	715,000

When issued, these shares will rank pari passu with the existing Ordinary shares.